CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of United States Dollars)

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2023 AND 2022

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited – Expressed in thousands of United States dollars)

		As at
		June 30,	December 31,
	Notes	2023	2022
ASSETS
Current assets
Cash and cash equivalents		$11,710	$4,555
Accounts receivable	3	1,584	1,506
Derivative royalty asset	5	1,254	2,182
Prepaid expenses and other		827	1,323
Total current assets		15,375	9,566

Non-current assets
Royalty, stream, and other interests	4	129,401	120,728
Investment in Silverback	6	511	595
Total non-current assets		129,912	121,323
TOTAL ASSETS		$145,287	$130,889

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables	7	$1,604	$1,286
Current portion of loans payable	8	5,150	5,250
Total current liabilities		6,754	6,536

Non-current liabilities
Loans payable	8	2,716	5,335
Derivative loan liability	8	370	-
Acquisition payable	4	1,928	-
Deferred income tax liabilities		427	457
Total non-current liabilities		5,441	5,792
Total liabilities		12,195	12,328

EQUITY
Share capital	12	178,973	161,696
Reserves		12,296	13,199
Deficit		(58,177)	(56,334)
Total equity		133,092	118,561
TOTAL LIABILITIES AND EQUITY		$145,287	$130,889

Events after reporting date (Note 17)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 10, 2023.

Approved by the Board of Directors

"Brett Heath"	Director	"Amanda Johnston"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in thousands of United States dollars, except for share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2023	2022	2023	2022

Revenue from royalty interests	9	$959	$460	$1,940	$1,129
Depletion on royalty interests	4	(514)	(336)	(913)	(867)
Gross profit		445	124	1,027	262

General and administrative expenses	10	(1,225)	(922)	(2,102)	(1,792)
Share-based payments	12	(570)	(511)	(1,467)	(1,713)
Royalty interest impairment	4	(1,302)	-	(1,302)	-
Loss from operations		(2,652)	(1,309)	(3,844)	(3,243)

Share of net income of Silverback	6	19	43	33	69
Mark-to-market gain on derivative royalty asset	5	26	242	483	428
Mark-to-market gain on derivative loan liability	8	58	-	58	-
Interest expense	8	(342)	(330)	(657)	(650)
Finance charges	8	(45)	(35)	(78)	(70)
Loss on extinguishment of loan payable	8	(1,417)	-	(1,417)	-
Gain on sales of mineral claims	4	5,093	-	5,093	-
Foreign exchange gain (loss)		(154)	16	(222)	(66)
Other expenses		(29)	(30)	(49)	(13)
Income (loss) before income taxes		557	(1,403)	(600)	(3,545)
Current income tax expense	11	(983)	(37)	(1,113)	(99)
Deferred income tax recovery (expense)	11	(61)	69	(130)	41
Net loss and comprehensive loss		$(487)	$(1,371)	$(1,843)	$(3,603)

Earnings (loss) per share - basic and diluted		$(0.01)	$(0.03)	$(0.04)	$(0.08)
Weighted average number of shares outstanding - basic and diluted		52,224,188	44,583,515	51,376,252	44,428,672

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in thousands of United States dollars)

		Six months ended
		June 30,
	Notes	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(1,843)	$(3,603)
Items not affecting cash:
Gain on sales of mineral claims	4	(5,093)	-
Share of net income of Silverback	6	(33)	(69)
Mark-to-market gain on derivative royalty asset	5	(483)	(428)
Mark-to-market gain on derivative loan liability		(58)	-
Depletion		913	867
Interest and accretion expense		706	650
Finance charges		78	70
Loss on extinguishment of loan payable	8	1,417	-
Royalty interest impairment	4	1,302	-
Share-based payments		1,467	1,712
Deferred income tax expense (recovery)		130	(41)
Fair value adjustment on marketable securities		6	(2)
Unrealized foreign exchange effect		182	21
		(1,309)	(823)

Payments received from derivative royalty asset	5	1,249	1,186

Changes in non-cash working capital items:
Accounts receivable		84	196
Prepaid expenses and other		611	(247)
Trade and other payables		328	(485)
Net cash provided by (used in) operating activities		963	(173)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests	4	(2,850)	(1,000)
Dividends received from Silverback	6	117	53
Sale of mineral claims	4	5,000	-
Net cash provided by (used in) investing activities		2,267	(947)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		298	326
Proceeds from ATM, net of share issue costs		4,409	2,263
Interest paid	8	(518)	(250)
Finance charges paid	8	(156)	(70)
Net cash provided by financing activities		4,033	2,269

Effect of exchange rate changes on cash and cash equivalents		(108)	(123)

Changes in cash and cash equivalents during period		7,155	1,026
Cash and cash equivalents, beginning of period		4,555	2,344
Cash and cash equivalents, end of period		$11,710	$3,370

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of United States dollars, except for share amounts)

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
Balance as at December 31, 2021	44,035,569	$133,906	$12,051	$(45,405)	$100,552
Shares issued in ATM, net of issue costs	368,613	2,263	-	-	2,263
Exercise of stock options	187,500	537	(211)	-	326
Shares issued on vesting of restricted share units	91,000	856	(856)	-	-
Share-based payments - stock options	-	-	831	-	831
Share-based payments - restricted share units	-	-	881	-	881
Loss for the period	-	-	-	(3,603)	(3,603)
Balance as at June 30, 2022	44,682,682	$137,562	$12,696	$(49,008)	$101,250

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
Balance as at December 31, 2022	49,467,877	$161,696	$13,199	$(56,334)	$118,561
Shares issued in ATM, net of issue costs	944,396	4,409	-	-	4,409
Acquisition of royalties and other interests (Note 4)	1,406,182	6,225	-	-	6,225
Conversion of loan payable (Note 8)	545,702	3,330	(433)	-	2,897
Extinguishment of loan payable (Note 8)	-	1,209	(131)	-	1,078
Exercise of stock options	335,997	845	(547)	-	298
Shares issued on vesting of restricted share units	137,704	1,259	(1,259)	-	-
Share-based payments - stock options	-	-	555	-	555
Share-based payments - restricted share units	-	-	912	-	912
Loss for the period	-	-	-	(1,843)	(1,843)
Balance as at June 30, 2023	52,837,858	$178,973	$12,296	$(58,177)	$133,092

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company's common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $58.2 million as at June 30, 2023, and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These condensed interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements for the twelve months ended December 31, 2022.

(b) Basis of Preparation and Measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements are presented in United States dollars except as otherwise indicated.

(c) Accounting policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's most recent annual consolidated financial statements for the twelve months ended December 31, 2022.

A number of amendments to standards were effective for annual periods beginning on or after January 1, 2023, including amendments to IAS 1, IFRS Practice Statement and IAS 8. There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

3. ACCOUNTS RECEIVABLE

	As at
	June 30,	December 31,
	2023	2022
Royalty, derivative royalty, and stream receivables	$1,501	$1,190
GST and other recoverable taxes	80	302
Other receivables	3	14
Total accounts receivable	$1,584	$1,506

As at June 30, 2023, and December 31, 2022, the Company did not have any royalty, derivative royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at June 30, 2023, and December 31, 2022, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	assets	assets	assets	Total
As at December 31, 2021	$10,949	$86,631	$5,284	$102,864
First Majestic portfolio acquisition	3,394	11,147	7,421	21,962
Lac Pelletier acquisition	-	253	-	253
Beaufor amendment	-	1,000	-	1,000
Endeavor Silver Stream reclassification (2)	(1,748)	1,748	-	-
El Realito reclassification (3)	2,297	(2,297)	-	-
Joaquin and COSE impairments	(3,660)	-	-	(3,660)
Depletion (1)	(1,765)	(30)	(13)	(1,808)
Other	-	-	117	117
As at December 31, 2022	$9,467	$98,452	$12,809	$120,728
Alamos portfolio acquisition	-	4,192	75	4,267
Lama acquisition	-	6,601	-	6,601
Del Carmen impairment	-	(1,302)	-	(1,302)
Depletion (1)	(912)	-	(1)	(913)
Other	-	37	(17)	20
As at June 30, 2023	$8,555	$107,980	$12,866	$129,401

Historical cost	$11,596	$121,180	$12,905	$145,681
Accumulated depletion and impairments	$(3,041)	$(13,200)	$(39)	$(16,280)

(1) Fixed royalty payments were received in relation to certain exploration and development assets. The depletion related to these payments was recorded based on the total fixed royalty payments expected to be received under each contract.

(2) The Endeavor mine was previously classified as production, however it was placed on care and maintenance in December 2019 and has not since restarted, as such the Company had reclassified it to development stage properties in 2022.

(3) The Company received its first royalty payments on El Realito in 2022 and reclassified it from a development asset to a producing asset.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

(a) During the six months ended June 30, 2023, the Company completed the following transactions:

Pine Valley Mineral Claims Sale

In June 2023, the Company sold the JR mineral claims that make up the Pine Valley property, which is part of the Cortez complex in Nevada, for $5.0 million in cash to Nevada Gold Mines, LLC, an entity formed by Barrick Gold Corporation ("Barrick") and Newmont Corporation. As part of the purchase and sale agreement, the Company will retain a 3.0% Net Smelter Return ("NSR") royalty on the Pine Valley property. The Company recognized a gain on sale of mineral claims of $5.0 million.

Conmee Mineral Claims Sale

In June 2023, the Company sold the Conmee mineral claims that make up the Tower Mountain property to Thunder Gold Corp. ("Thunder Gold") for 4,000,000 common shares of Thunder Gold, valued at $0.1 million upon closing. The Company will retain a 2.0% NSR royalty on the property. The Company recognized a gain on sale of mineral claims of $0.1 million.

Lama Royalties Acquisition

In March 2023, the Company acquired an existing 2.5%-3.75% sliding scale Gross Proceeds royalty over gold and a 0.25%-3.0% NSR royalty on all metals (other than gold and silver) on the majority of Barrick's Lama project located in Argentina from an arm's length seller for aggregate consideration of $6.5 million. The consideration consisted of $2.5 million in cash, $2.1 million in Common Shares upon closing, and an additional $2.5 million to be paid in cash or Common Shares, at the Company’s sole discretion, within 90 days upon the earlier of a 2-million-ounce gold mineral Reserve estimate on the royalty area or 36 months after the closing date. The Company issued 466,827 Common Shares of Metalla to the arm's length seller (valued at $4.44 per share on March 9, 2023). The outstanding $2.5 million payment (the "Lama Payable") was recorded at fair value upon inception using a discount rate of 10.0% and an estimated payment date of 36 months from closing, and was recorded at $1.9 million.  The Lama Payable has been disclosed as a non-current liability on the Company's statement of financial position as an acquisition payable and this amount will be increased to $2.5 million over the term of the payable using the effective interest method. The Company incurred $0.2 million in transaction costs associated with this transaction. The Company recognized less than $0.1 million of accretion expense on the Lama Payable during the three and six months ended June 30, 2023.

Alamos Portfolio Acquisition

In February 2023, the Company acquired one silver stream and three royalties from Alamos Gold Corp. ("Alamos") for aggregate consideration of $4.2 million. Upon closing the Company issued 939,355 Common Shares to Alamos (valued at $4.42 per share on February 23, 2023).  The Company incurred $0.1 million in transaction costs associated with this transaction. The stream and royalties acquired in this transaction included:

  a 20% silver stream over the Esperanza project located in Morales, Mexico owned by Zacatecas Silver Corp.;
  a 1.4% NSR royalty on the Fenn Gibb South project located in Timmins, Ontario owned by Mayfair Gold Corp.;
  a 2.0% NSR royalty on the Ronda project located in Shining Tree, Ontario owned by Platinex Inc.; and
  a 2.0% NSR royalty on the Northshore West property located in Thunder Bay, Ontario owned by New Path Resources Inc.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

(b) During the twelve months ended December 31, 2022, the Company completed the following transactions:

Beaufor Amendment

In February 2022, the Company amended an existing 1.0% NSR royalty on Monarch Mining Corporation's ("Monarch") Beaufor Mine ("Beaufor"). In consideration for $1.0 million in cash paid to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100Koz of gold have been produced by Monarch following its acquisition of Beaufor.

Lac Pelletier Acquisition

In October 2022, the Company acquired a 1.0% NSR royalty on the Lac Pelletier project owned by Maritime Resources Corp. from an arm's length seller for total consideration of C$0.3 million in cash. The Lac Pelletier project is located in Rouyn Noranda, Quebec and is within ten kilometers of the Yamana Gold Inc. ("Yamana") Wasamac project. The Company incurred less than $0.1 million in transaction costs associated with this transaction.

First Majestic Portfolio Acquisition

In December 2022, the Company acquired a portfolio of eight royalties from First Majestic Silver Corp. ("First Majestic") for aggregate consideration of $21.6 million. Upon closing the Company issued 4,168,056 Common Shares (valued at $5.19 per share on December 21, 2022). The Company incurred $0.3 million in transaction costs associated with this transaction. The royalties acquired in this transaction included:

  a 100% Gross Value Return ("GVR") royalty on gold production from the producing La Encantada mine located in Coahuila, Mexico operated by First Majestic limited to 1,000 ounces annually;
  a 2.0% NSR royalty on the past producing Del Toro mine located in Zacatecas, Mexico owned by First Majestic;
  a 2.0% NSR royalty on the La Guitarra mine located in Temascaltepec, Mexico owned by Sierra Madre Gold and Silver Ltd.;
  a 2.0% NSR royalty on the Plomosas project located in Sinaloa, Mexico owned by GR Silver Mining Ltd.;
  a 2.0% NSR royalty on the past-producing San Martin mine located in Jalisco, Mexico owned by First Majestic;
  a 2.0% NSR royalty on the past producing La Parrilla mine located in Durango, Mexico owned by First Majestic and subject to a binding purchase agreement with Golden Tag Resources Ltd.;
  a 2.0% NSR royalty on the La Joya project located in Durango, Mexico owned by Silver Dollar Resources; and
  a 2.0% NSR royalty on the La Luz project located in San Luis Potosi, Mexico owned by First Majestic.

(c) Impairment

The Company owns a royalty on the Del Carmen project that was owned and operated by Barrick. In July 2023, the Company was notified that Barrick has terminated its agreement to explore and exploit the Del Carmen property and as a result of the termination the 0.5% NSR royalty owned by Metalla had also been terminated.

The Company considered this an indicator of impairment on its Del Carmen royalty as at June 30, 2023, and fully impaired the royalty to $Nil, and for the six months ended June 30, 2023, recorded an impairment charge of $1.3 million.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

5. DERIVATIVE ROYALTY ASSET

In October 2020, the Company closed an agreement to acquire an existing 27.5% price participation royalty ("PPR") interest on the operating Higginsville Gold Operations ("Higginsville") owned by Karora Resources Inc.. Higginsville is a low-cost open pit gold operation in Higginsville, Western Australia. The royalty is a 27.5% PPR royalty on the difference between the average London PM fix gold price for the quarter and A$1,340/oz on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold.

As the amount received by the Company will vary depending on changes in the London PM fix gold price and the changes in the exchange rate between the A$ and the US$, the Company has recognized the Higginsville PPR as a derivative asset carried at fair value through profit and loss. As per IFRS 9, the Higginsville PPR was recognized as a derivative asset upon inception at $7.2 million, any cash received from the Higginsville PPR will be used to reduce the derivative asset, and at each period-end the Company will estimate the fair value of the Higginsville PPR using a valuation model with any changes between the estimated fair value and the carrying value flowing through profit or loss in the period.

At June 30, 2023, the key inputs used in the Company's valuation model for the Higginsville PPR derivative asset were:

  4,918 ounces of gold remaining to be delivered (December 31, 2022 - 9,918);
  Gold price estimate of $1,912/oz (December 31, 2022 - $1,748/oz); and
  U.S. dollar to Australian dollar exchange rate of A$1.50 per $1.00 (December 31, 2022 - A$1.49 per $1.00).

Based on the valuation model the Company estimated the fair value at June 30, 2023, was $1.3 million (December 31, 2022 - $2.2 million). The Company recorded mark-to-market gains on the Higginsville derivative asset of less than $0.1 million and $0.5 million for the three and six months ended June 30, 2023, respectively (June 30, 2022 - $0.2 million gain and $0.4 million gain).

The changes in the derivative royalty asset for the six months ended June 30, 2023, were as follows:

Derivative
royalty asset
As at December 31, 2021	$4,034
Payments received or due under derivative royalty asset	(2,384)
Mark-to-market gain on derivative royalty asset	532
As at December 31, 2022	$2,182
Payments received or due under derivative royalty asset	(1,411)
Mark-to-market gain on derivative royalty asset	483
As at June 30, 2023	$1,254

Current portion	$1,254
Long-term portion	$-

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

6. INVESTMENT IN SILVERBACK

	Period ended
	June 30,	December 31,
	2023	2022
Opening balance	$595	$1,341
Income (loss) in Silverback for the period	33	(589)
Distribution	(117)	(157)
Ending balance	$511	$595

The Company, through its wholly-owned subsidiary, holds a 15% interest in Silverback Ltd. ("Silverback"), which is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine ("NLGM") silver stream. Distributions to the shareholders are completed on a monthly basis. Prior to April 2021, distributions to shareholders were completed on an annual basis at minimum. Given the terms of the shareholders' agreement governing the policies over operations and distributions to shareholders, the Company's judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate.

Summarized financial information for Silverback for the six months ended June 30, 2023, was as follows:

	Six months ended
	June 30,
	2023	2022
Current assets	$212	$285
Non-current assets	-	97
Total assets	212	382
Total liabilities	(100)	(20)
Revenue from stream interest	771	587
Depletion	-	(98)
Net income and comprehensive income for the period	$731	$456

7. TRADE AND OTHER PAYABLES

	As at
	June 30,	December 31,
	2023	2022
Trade payables and accrued liabilities	$653	$1,223
Taxes payable	951	63
Total trade and other payables	$1,604	$1,286

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

8. LOANS PAYABLE

	Amended Loan Facility
	Debt	Derivative	Castle
	Portion	Portion	Mountain Loan	Total
As at December 31, 2021	$5,465	$-	$5,050	$10,515
Interest expense	1,087	-	200	1,287
Interest payments	(494)	-	-	(494)
Foreign exchange adjustments	(377)	-	-	(377)
Gain on extension of loan payable	(346)	-	-	(346)
As at December 31, 2022	$5,335	$-	$5,250	$10,585
Conversion	(2,737)	-	-	(2,737)
Extinguishment of loan facility	(195)	428	-	233
Interest expense	458	-	199	657
Interest payments	(219)	-	(299)	(518)
Fair value adjustment of derivative portion	-	(58)	-	(58)
Foreign exchange adjustments	74	-	-	74
As at June 30, 2023	$2,716	$370	$5,150	$8,236

Amended Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12.0 million with Beedie to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of C$7.0 million (the "First Drawdown") with a conversion price of C$5.56 per share, with the remaining C$5.0 million available for subsequent advances, and carried an interest rate of 8.0% on drawn amounts and a standby fee on all undrawn funds of 2.5%.  The Loan Facility is secured by certain assets of the Company and can be repaid with no penalty at any time after the 12-month anniversary of each advance.

In August 2020, the Company completed an amendment (the "First Amendment") under which the Company drew down the remaining undrawn C$5.0 million (the "Second Drawdown") with a conversion price of C$9.90 per share, and the Loan Facility was increased by an additional C$20.0 million. As part of the First Amendment, all future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume Weighted Average Price ("VWAP") of the Company's shares on the date of such advance.  The standby fee on all undrawn funds was also amended to bear an interest rate of 1.5%.

In August and October 2020, Beedie converted the First Drawdown at a conversion price of C$5.56 per share for a total of 1,258,992 Common Shares.  In March 2021, Beedie converted the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 Common Shares.

In March 2021, the Company drew down C$5.0 million (the "Third Drawdown"), at a conversion price of C$14.30 per share, from the Loan Facility. In October 2021, the Company drew down C$3.0 million (the "Fourth Drawdown"), at a conversion price of C$11.16 per share, from the Loan Facility.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

8. LOANS PAYABLE (cont'd…)

In August 2022, the Company and Beedie closed a first supplemental loan agreement to extend the maturity date of the Amended Loan Facility from April 22, 2023, to January 22, 2024 (the "Second Amendment").  In consideration for the Second Amendment the Company incurred a fee of C$0.2 million (the "Loan Extension Fee"), which is deemed included in the principal amount outstanding under the Loan Facility and bears interest at a rate of 8% per annum. The Loan Extension Fee is due on the earlier of January 22, 2024, and the acceleration of the principal amount of the Loan Facility. The Loan Extension Fee will be convertible into Common Shares at a conversion price of C$7.34 per share, calculated based on a 20% premium to the 30-day VWAP of the Common Shares on the close of trading on the trading day immediately prior to the effective date of the Second Amendment.  Upon closing of the Second Amendment, the Company recognized a gain of $0.3 million to reflect the change required in the amortized cost of the liability using the effective interest method over a longer period of time.

On May 19, 2023, the Company closed a second supplemental loan agreement (the "Third Amendment") with Beedie, to amend the Loan Facility by:

i. extending the maturity date to May 9, 2027;

ii. increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million, of which C$21.0 million will be undrawn after giving effect to the C$4.0 million conversion described below;

iii. increasing the interest rate from 8.0% to 10.0% per annum;

iv. amending the conversion price of the Fourth Drawdown from C$11.16 per share to C$8.67 per share, being a 30% premium to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the Third Amendment;

v. amending the conversion price of C$4.0 million of the Third Drawdown from C$14.30 per share to C$7.33 per share, being the 5-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment, and converting the C$4.0 million into shares at the new conversion price.  Upon closing the Company issued Beedie 545,702 Common Shares for the conversion of the C$4.0 million;

vi. amending the conversion price of the remaining C$1.0 million of the Third Drawdown from C$14.30 per share to C$8.67 per share, being to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the Third Amendment; and

vii. all other terms of the loan facility remain unchanged.

As required by IFRS 9, the Third Amendment was considered a substantial modification of the Loan Facility, and for accounting purposes as per IFRS 9, the existing debt instruments were extinguished, and the new debt instruments were recognized at fair value on the amendment date. The difference in value between the amount that was retired for the old debt instrument and the amount recorded for the new debt instrument, taking into account the modification in conversion price to induce conversion of part of the old debt instrument, was recorded as a loss on extinguishment of loan payable of $1.4 million. Transaction costs of $0.1 million incurred on the Third Amendment were included in the loss on extinguishment of loan payable.

The amount the Company has to repay under the Loan Facility, the First Amendment, the Second Amendment, and the Third Amendment (together the "Amended Loan Facility"), will vary depending on the changes in the exchange rate between the C$ and the US$, therefore the conversion feature portion of the Amended Loan Facility has been accounted for as a non-cash derivative loan liability and will be accounted at fair value through profit and loss.  Upon initial recognition, on May 19, 2023, the derivative loan liability was assigned a fair value of $0.4 million using a Black-Scholes option pricing model. Upon initial recognition the debt portion of the Amended Loan Facility was valued at $2.7 million, which is the difference between the face value of the debt of $3.1 million (C$4.2 million) and the value of the derivative loan liability of $0.4 million. The debt portion of the Amended Loan Facility has been accounted for at amortized cost using the implied effective interest rate of 14.6%.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

8. LOANS PAYABLE (cont'd…)

A fair value gain of $0.1 million was recorded on the derivative loan liability for the three and six months ended June 30, 2023. The fair value of the derivative loan liability was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	June 30,	May 19,
	2023	2023
Risk free interest rate	4.6%	4.0%
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	51.0%	51.0%
Expected life in years	1.9	2.0
Forfeiture rate	0.0%	0.0%

As at June 30, 2023, under the Amended Loan Facility the Company had C$5.0 million outstanding with a conversion price of C$8.67 per share from the Third Drawdown and Fourth Drawdown, C$0.2 million outstanding with a conversion price of C$7.34 per share from the Second Amendment, and had C$21.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

For the three months ended June 30, 2023, the Company recognized finance charges of less than $0.1 million (three months ended June 30, 2022 - less than $0.1 million), and for the six months ended June 30, 2023, the Company recognized finance charges of $0.1 million (six months ended June 30, 2022 - less than $0.1 million) related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Castle Mountain Loan

In connection with the Castle Mountain acquisition in October 2021, the Company entered into a $5.0 million loan agreement (the "Castle Mountain Loan") with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid on June 1, 2023. On March 30, 2023, the Company signed an amendment to extend the maturity date of the Castle Mountain Loan from June 1, 2023, to April 1, 2024.  As part of the amendment, on March 31, 2023, the Company paid the $0.3 million accrued interest on the loan, effective April 1, 2023, the interest rate increased to 12.0% per annum, and the principal and accrued interest will be repaid no later than April 1, 2024. Subsequent to period end, on July 7, 2023, the Company paid all accrued interest due at the time on the Castle Mountain Loan and made a principal repayment of $4.3 million.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

9. REVENUE

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Royalty revenue
Wharf	$291	$172	$906	$550
El Realito	460	-	777	-
La Encantada	108	-	157	-
COSE	-	110	-	231
Joaquin	-	78	-	248
Total royalty revenue	859	360	1,840	1,029
Other fixed royalty payments	100	100	100	100
Total revenue	$959	$460	$1,940	$1,129

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker.

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Compensation and benefits	$399	$387	$830	$799
Corporate administration	288	315	556	548
Professional fees	470	164	571	310
Listing and filing fees	68	56	145	135
Total general and administrative expenses	$1,225	$922	$2,102	$1,792

11. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Income (loss) before income taxes	$557	$(1,403)	$(600)	$(3,545)
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense (recovery) based on the above rates	150	(379)	(162)	(957)
Difference between Canadian and foreign tax rate	(286)	(7)	(295)	(11)
Permanent differences	935	115	1,183	470
Changes in unrecognized deferred tax assets	556	262	594	561
Other adjustments	(311)	(23)	(77)	(5)
Total income tax expense (recovery)	$1,044	$(32)	$1,243	$58

Current income tax expense	$983	$37	$1,113	$99
Deferred income tax expense (recovery)	$61	$(69)	$130	$(41)

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

12. SHARE CAPITAL

Authorized share capital consists of an unlimited number of Common Shares without par value.

(a) Issued Share Capital

As at June 30, 2023, the Company had 52,837,858 Common Shares issued and outstanding (December 31, 2022 - 49,467,877).

During the six months ended June 30, 2023, the Company:

  issued 944,396 Common Shares in the at-the-market offerings at an average price of $4.90 per share for gross proceeds of $4.6 million, with aggregate commissions paid or payable to the agents of $0.1 million and other share issue costs of $0.1 million, resulting in aggregate net proceeds of $4.4 million;
  issued 545,702 Common Shares related to the conversion of a portion of the Third Drawdown from the Amended Loan Facility (Note 8);
  issued 1,406,182 Common Shares for the acquisition of royalties and other interests (Note 4); and
  issued 473,701 Common Shares related to the vesting of RSUs and the exercise of stock options.

During the year ended December 31, 2022, the Company:

  issued 752,296 Common Shares in at-the-market offerings at an average price of $6.07 per share for gross proceeds of $4.6 million, with aggregate commissions paid or payable to the agents of $0.1 million and other share issue costs of $0.4 million, resulting in aggregate net proceeds of $4.1 million;
  issued 4,168,056 Common Shares for the acquisition of royalty and other interests (Note 4); and
  issued 511,956 Common Shares related to the vesting of RSUs and the exercise of stock options.

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The plan allows for a cash-less broker exercise, or a net exercise on some of the Company's stock options upon vesting, both of which are subject to approval from the Company's Board of Directors. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the six months ended June 30, 2023, was as follows:

	Weighted
	average
	exercise price	Number
	(C$)	outstanding
As at December 31, 2021	$6.81	2,833,438
Granted	5.98	605,000
Exercised (1)	2.20	(479,536)
Forfeited	9.94	(140,000)
As at December 31, 2022	$7.26	2,818,902
Exercised (1)	2.77	(475,250)
Forfeited	5.98	(50,000)
As at June 30, 2023	$8.22	2,293,652

(1) During the six months ended June 30, 2023, 340,601 stock options were exercised on a net exercise basis with a total of 201,348 Common Shares issued for the exercise (2022 - 282,250 and 183,170, respectively).

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

12. SHARE CAPITAL (cont'd…)

During the six months ended June 30, 2023, the Company did not grant any stock options. During the twelve months ended December 31, 2022, the Company granted 605,000 stock options with a weighted-average exercise price of C$5.98 and a fair value of $1.2 million or $2.01 per option. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows: (i) risk free interest rate of 3.22%; (ii) expected dividend yield of 0%; (iii) expected stock price volatility of 59%; (iv) expected life of 3.25 years; and (v) forfeiture rate of 0%.

For the three and six months ended June 30, 2023, in accordance with the vesting terms of the stock options granted, the Company recorded charges to share-based payments expense of $0.2 million and $0.6 million, respectively (June 30, 2022 - $0.2 million and $0.8 million), with offsetting credits to reserves. As at June 30, 2023, the weighted average remaining life of the stock options outstanding was 2.39 years (December 31, 2022 - 2.50 years). The Company's outstanding and exercisable stock options as at June 30, 2023, and their expiry dates are as follows:

	Exercise
	price	Number	Number
Expiry date	(C$)	outstanding	exercisable
September 17, 2023	$2.92	107,813	107,813
January 4, 2024	$3.24	262,089	262,089
January 15, 2025	$7.66	518,750	518,750
November 6, 2025	$12.85	390,000	390,000
April 27, 2026	$11.73	460,000	460,000
August 16, 2027	$5.98	555,000	-
		2,293,652	1,738,652

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for stock options. The vesting terms are determined by the Company's Board of Directors at the time of issuance, the standard vesting terms have one-half vest in one year and one-half vest in two years. The continuity of RSUs for the six months ended June 30, 2023, was as follows:

Number
outstanding
As at December 31, 2021	438,000
Granted	437,554
Settled	(131,500)
Forfeited	(22,500)
As at December 31, 2022	721,554
Settled	(137,704)
Forfeited	(30,000)
As at June 30, 2023	553,850

For the three and six months ended June 30, 2023, in accordance with the vesting terms of the RSUs granted, the Company recorded charges to share-based payments expense of $0.4 million and $0.9 million, respectively (June 30, 2022 - $0.3 million and $0.9 million), with offsetting credits to reserves.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

13. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Salaries and fees	$264	$254	$532	$506
Share-based payments	386	367	1,045	1,236
	$650	$621	$1,577	$1,742

As at June 30, 2023, the Company had $Nil (December 31, 2022 - $0.3 million) due to directors and management related to remuneration and expense reimbursements. As at June 30, 2023, the Company had $Nil (December 31, 2022 - $Nil) due from directors and management.

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the six months ended June 30, 2023, the Company:

a) issued 545,702 Common Shares, valued at $3.3 million, for the conversion of a portion of the Third Drawdown (Note 8);

b) issued 466,827 Common Shares, valued at $2.1 million, for the acquisition of the Lama royalties (Note 4);

c) issued 939,355 Common Shares, valued at $4.2 million, for the acquisition of the Alamos royalty portfolio (Note 4);

d) reallocated $1.3 million from reserves for 137,704 RSUs that settled; and

e) reallocated $0.5 million from reserves for 335,997 stock options exercised.

During the year ended December 31, 2022, the Company:

a) issued 4,168,056 Common Shares, valued at $21.6 million, for the acquisition of the First Majestic royalty portfolio (Note 4);

b) reallocated $1.2 million from reserves for 131,500 RSUs that settled; and

c) reallocated $0.5 million from reserves for 479,536 stock options exercised.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

15. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	June 30, 2023	December 31, 2022
Financial assets
Amortized cost:
Cash	$11,710	$4,555
Royalty, derivative royalty, and stream receivables	1,501	1,190
Other receivables	83	316
Fair value through profit or loss:
Derivative royalty asset	1,254	2,182
Marketable securities	145	30
Total financial assets	$14,693	$8,273

Financial liabilities
Amortized cost:
Trade and other payables	$1,604	$1,286
Loans payable	7,866	10,585
Acquisition payable	1,928	-
Fair value through profit or loss:
Derivative loan liability	370	-
Total financial liabilities	$11,768	$11,871

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, accounts receivables (royalty, derivative royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. The derivative royalty asset is carried at fair value, and was valued using inputs that are not observable, including a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate (Note 5). Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy.

Loans payable and acquisition payables are carried at amortized cost. The fair values of the Company's loans payable are approximated by their carrying values as the interest rates are comparable to market interest rates. The derivative loan liability is carried at fair value, and was valued using a Black-Scholes option pricing model with inputs that are not observable (Note 8). Therefore, the derivative loan liability is classified within Level 3 of the fair value hierarchy.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

15. FINANCIAL INSTRUMENTS (cont'd…)

Capital risk management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at June 30, 2023, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liabilities are disclosed in Note 4 and Note 8. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at June 30, 2023, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately less than $0.1 million.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

16. COMMITMENTS

As at June 30, 2023, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,604	$-	$-	$1,604
Loans payable principal and interest payments	554	1,104	3,615	5,273
Payments related to acquisition of royalties and streams	5,602	2,500	-	8,102
Total commitments	$7,760	$3,604	$3,615	$14,979

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests.  However, these payments are subject to certain triggers or milestone conditions that have not been met as of June 30, 2023.

17. EVENTS AFTER REPORTING DATE

Subsequent to the period end, on July 11, 2023, the Company announced a special dividend payment on the Common Shares of the Company, in the amount of C$0.03 per share, with a declaration date of July 10, 2023, a record date of August 1, 2023, and a payment date of September 15, 2023.